Exhibit 12

THE WESTERN UNION COMPANY

COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(in millions)

	For the three months ended June 30,		For the six months ended June 30,
	2007	2006	2007	2006
Earnings:
Income before income taxes	$298.2	$323.8	$580.3	$648.7
Fixed charges	49.9	3.0	100.7	5.7
Other adjustments	0.7	(1.8)	(3.3)	(3.9)

Total earnings (a)	$348.8	$325.0	$677.7	$650.5

Fixed charges:
Interest expense	46.8	1.1	94.8	1.8
Other adjustments	3.1	1.9	5.9	3.9

Total fixed charges (b)	49.9	3.0	100.7	5.7

Ratio of earnings to fixed charges (a/b)	7.0	108.3	6.7	114.1

For purposes of calculating the ratio of earnings to fixed charges, earnings have been calculated by adding income before income taxes, fixed charges, and distributions from equity method investments, and then subtracting income from equity method investments. Fixed charges consist of interest expense and an estimated interest portion of rental expenses and income tax contingencies. Substantially all of our debt was incurred in connection with our spin-off from First Data on September 29, 2006, resulting in earnings to fixed charges being lower in 2007 compared to the same period in 2006.